December 8, 2015

VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3233
Washington, D.C. 20549

Attn:    Robert F. Telewicz, Jr., Accounting Branch Chief, Office of Real Estate and Commodities

Re:
Silver Bay Realty Trust Corp.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 26, 2015
File No. 001-35760

Form 8-K for the quarterly period ended September 30, 2015
Filed November 4, 2015
File No. 001-35760

Ladies and Gentlemen:

I submit this letter on behalf of Silver Bay Realty Trust Corp. (“we,” “us” or the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 16, 2015, relating to the Company’s Annual Report on Form 10-K (the “Form 10-K”) filed with the Commission on February 26, 2015 and to the Company’s Current Report on Form 8-K (the “Form 8-K”) filed with the Commission on November 4, 2015.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K

Note 10 – Related Party Transactions, Management Internalization Transaction, page 84

1.
We note that the issuance of the common units related to the management internalization was recognized as an expense as it represented the cost of terminating the advisory management fee agreement. Please clarify your basis in GAAP for the accounting treatment applied. Disclosure elsewhere within your annual report alludes to the fact that you now own all material assets and intellectual property rights of your former manager however it is not evident that you have recognized any tangible or intangible assets as a part of this transaction beyond cash acquired. Your response should clarify this discrepancy, discuss all relevant facts and circumstances and identify specific GAAP literature that supports your accounting conclusions. As a part of your response, please also address your consideration of the guidance in Topic 805 of the Financial Accounting Standards Codification.

In determining the accounting treatment for the management internalization, the Company considered and applied the guidance codified in ASC 805, Business Combinations (“ASC 805”) as described below to allocate the approximately $39.4 million paid by the Company in the management internalization in 2014. Of this $39.4 million, $36.2 million consisted of the issuance of 2,231,511 common units of the Company’s operating partnership with a fair value based on the stock price of $16.21 on the date of closing. These common units were issued to the owners of PRCM Real Estate Advisers LLC, the Company’s former advisory manager (the “Former Manager”), in exchange for all membership interests in the Former Manager. The remaining amounts represented transaction costs expensed under ASC 805. The Company also expensed the $36.2 million paid through issuance of the common units as termination of an agreement as settlement of a preexisting relationship. The remaining response to this question describes the Company’s accounting conclusions with respect to the allocation of this $36.2 million amount.
Background of the Preexisting Relationship and Terms of the Management Agreement
The Company was incorporated in Maryland in June 2012. The Company completed its initial public offering and a series of contribution and merger transactions (the “Formation Transactions”) on December 19, 2012 in which the Company received net proceeds from the offering and acquired an initial portfolio of single-family properties. Prior to that time, the Company had no substantive operations. At the time of the Formation Transactions, the Company was externally-managed by the Former Manager and relied on the Former Manager and its wholly-owned operating subsidiary to provide or obtain on the Company’s behalf the personnel and services necessary for the Company to conduct its business as it had no employees of its own. The Former Manager provided these services pursuant to advisory and property management agreements entered in 2012 in the Formation Transactions (collectively the “Agreements”). The Former Manager had agreed to provide these services on an exclusive basis through December 2015. At the time of the management internalization, the Former Manager provided services exclusively to the Company and its sole revenue stream came from the fees paid by the Company under the Agreements.
Under the Agreements, the Company paid the Former Manager and its operating subsidiary 0.375% of the Company’s daily average fully-diluted market capitalization for the preceding quarter (a 1.5% annual rate) and reimbursed the Former Manager and its operating subsidiary for the expenses incurred in the conduct of its and its operating subsidiary’s business other than the compensation of the Company’s CEO and personnel providing data analytics directly supporting the investment function of the Company.

The Agreements provided limited termination rights to the Company, which could cause the Agreements to continue in perpetuity. Following the initial term, the Company could terminate the advisory management agreement only upon the affirmative vote of at least two-thirds of its independent directors having determined there had been unsatisfactory performance by the Former Manager that was materially detrimental to the Company. In this instance, the Company had to provide notice of any such termination at least 180 days prior to the expiration of the then-current term and pay the Former Manager a termination fee equal to 4.5% of the daily average fully-diluted market capitalization for the most recently completed fiscal quarter prior to the date of termination (“Termination Fee”). The Company also had the right to terminate the advisory management agreement at any time, including during the initial term, without the payment of any Termination Fee, with at least 30 days’ prior written notice to the Former Manager for cause, as described in the advisory management agreement, in the absence of the Former Manager’s timely cure. The Company could not voluntarily terminate the property management agreement other than for cause unless first terminating the advisory management agreement. The Company had no other termination rights, and because the Company was satisfied with the Former Manager’s performance (the internalization was sought largely to achieve cost savings and not as a result of performance concerns), the Company had no actionable right to terminate the Agreements at the time of the internalization.
Application of Accounting Principles
ASC 805 requires acquiring companies to determine whether they have received any “identifiable” assets to which the acquiring company should allocate purchase price. In making allocations under ASC 805, the Company determined that the Former Manager did not have material “identifiable” assets (as defined in ASC 805-20), tangible or intangible, to which it should allocate the consideration paid. The assets of the Former Manager that were material related to business processes and an assembled workforce but were not “identifiable” under ASC 805-20. For example, the Former Manager had no other client relationships to which the Company might allocate a portion of the consideration paid. Also, there were no employment contracts in place prior to or following the management internalization with any persons providing services to the Company.
In the absence of a preexisting relationship, an acquiring company would ordinarily allocate the difference between the purchase price paid and the value allocated to identifiable assets to goodwill. However, based upon the guidance codified in ASC 805-10-55, a company should evaluate whether a preexisting relationship exists between the acquirer and acquiree in a business combination and if so, whether any portion of the purchase price represents settlement of that relationship. The Agreements between the Company and the Former Manager constituted such a preexisting contractual relationship.
According to ASC 805-10-55-21, for the settlement of a preexisting contractual relationship, a gain or loss is recognized as the lesser of the following:
b1. The amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with pricing for current market transactions for the same or similar items. An unfavorable contract is a contract that is unfavorable in terms of current market terms. It is not necessarily a loss contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.
b2. The amount of any stated settlement provisions in the contract available to the counterparty to whom the contract is unfavorable. If this amount is less than the amount in (b)(1), the difference is included as part of the business combination accounting.
Under its initial analysis and as reflected in Note 10 to the Form 10-K, the Company determined that the final negotiated price of $36.2 million should be expensed as settlement of the preexisting contractual relationship after estimating that the advisory management agreement was unfavorable when compared to a current market contract in an amount that exceeded $36.2 million. Upon receiving the Staff’s comment letter, the Company further reviewed its application of the guidance under ASC 805 and reconsidered its initial analysis. As part of its reconsideration, the Company recalculated the value of the out of market and market components of the Agreements and again determined that the Agreements were unfavorable to the Company when compared to a current market contract in an amount that approximated or exceeded $36.2 million, and therefore, concluded that the entire transaction should be expensed as reflected in the Form 10-K as in accordance with GAAP.
In reaching its conclusion, the Company first considered “[t]he amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with pricing for current market transactions for the same or similar item” pursuant to ASC 805-10-55-21-b1. As described below, the Company calculated the amount by which the Agreements were unfavorable to the Company by comparing the actual amounts paid under the Agreements on an annualized basis to a range of potential market arrangements and then applying a discount rate to these annual amounts as described in greater detail below.
In calculating the out of market component of the Agreements, the Company divided its operations into two components, property management and asset management, and sought to determine the market rate that the Company would pay for these services to a third party. The Company engages third party service providers to provide property management services to some of its properties. The Company typically pays 8% of collected property related revenue for these services. For the property management component of its analysis, the Company applied this 8% rate to the annualized revenue from its in-house managed properties at the transaction date, which resulted in an annualized fee of $4.4 million that the Company deemed a market rate for the property management component. The Company then estimated an asset management component. The advisory management agreement was a unique agreement for which there are no significant market comparables in the single-family rental space. Most advisory arrangements of this type, including the one that existed between the Company and the Former Manager and the limited number that existed in the single-family rental space, are entered with a sponsoring organization at inception of the advised entity, and are thus negotiated between related parties and not indicative of a true market transaction. Given the lack of a clear market comparable, the

Company assessed the Agreements using multiple approaches based on a traditional asset management service arrangement, where a service fee would be based upon a percentage of total equity or assets. The Company considered a range of potential fee structures and applied a rate of 1.5% of assets resulting in an estimated annual service fee of $14.4 million that the Company deemed a market rate. This amount was on the high end of the potential fee structures considered by the Company. In the aggregate, this represented an assumed market contract annual cost of $18.8 million ($4.4 million plus $14.4 million). The Company then compared this market contractual annual cost to an annualized cost under the Agreements of $24.4 million. The net difference of the market calculation and the actual cost incurred under the Agreements was $5.6 million. To this $5.6 million, the Company applied a range of discount rates from 8-10% over a 10-15 year period, which the Company determined was reasonable given the inability to voluntarily terminate the Agreements. These calculations resulted in a range of values by which the Agreements were unfavorable to the Company of $34.4 - $47.9 million, most of which exceeded the $36.2 million paid as consideration. At the low end of this range, the amount by which the Agreements were unfavorable to the Company was $34.4 million, which would have resulted in approximately $1.8 million that could have been recorded as an asset (goodwill) as part of the purchase price allocation. The Company believes that this amount is not material to its consolidated financial statements and as such concluded that expensing the full consideration paid was appropriate.
The Company then considered whether the Agreements had a stated settlement provision pursuant to ASC 805-10-55-21-b2. The Company determined there was no settlement provision in the advisory management agreement because the termination provisions to which the termination fee applied also required that at least two-thirds of the independent directors of the Company first determine that there had been unsatisfactory performance by the Former Manager that was materially detrimental to the Company (which had not occurred) meaning the Company had no at-will settlement option.
Based on the foregoing understanding and analyses, the Company determined that the management internalization should be accounted for as a settlement of a contractual preexisting relationship between the Company and the Former Manager and as such expensed $39.4 million, inclusive of transaction related costs.
Form 8-K

2.	Please consider revising your disclosure in future quarterly press releases to include the following with respect to your calculation of net asset value:

•
Please include a more detailed description of your AVM model, the inputs that go into the calculation and its limitations. Your discussion of the limitations of the model should include a statement that the values have not been audited.

•	Please include a statement that the values calculated by your AVM model are not net of selling costs.

•	Please describe the process used by management to assess the reasonableness of the values calculated by the AVM model. Your disclosure should include a discussion of why management believes the AVM model provides a fair assessment of the value of your portfolio.

•
Please include a discussion of how you adjust the AVMs for the physical condition of the property. In your response, please tell us if a property manager, or individual in a similar role, provides any additional information that is considered in assessing the need to adjust the AVM values.

Please provide us with a sample of your proposed revised disclosure in your response.
The Company has historically provided the information requested about its AVM on its website and included reference to the availability of this information in its quarterly press releases. Going forward, the Company will provide this information directly in its quarterly press releases. Annex A contains a sample of the revised disclosure the Company will provide, which may be supplemented or revised as the Company deems necessary or useful.

****************

The Company acknowledges that, with respect to filings made by the Company, the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Silver Bay Realty Trust Corp., I thank you for your consideration of our response.

Sincerely, /s/ Christine Battist Christine Battist Chief Financial Officer

cc:
Daniel J. Buechler, General Counsel
Matt Epp, Ernst & Young LLP

Annex A
Sample Disclosure

AVM

AVM refers to Silver Bay’s proprietary automated valuation model. The AVM estimates the value of a subject property using comparable sales analysis based on sales data, without reference to the intended use for the subject or comparable properties. The AVM does not consider cash flow or other yield metrics. The values derived by the AVM have not been audited and are not net of any estimated selling costs for the subject property, and there is no assurance that the Company’s estimates of value calculated by use of the AVM are indicative of the amounts that would be realized on the ultimate sale or exchange of these assets.

AVM assumes that only the finite list of factors (gross living area, age of the property, lot size, number of bathrooms, location fixed effect (on the level of census block group or census tract), time fixed effect (measured in three month periods counting back from the estimation date), type of sale fixed effect (normal versus distressed sale, which captures the maintenance condition and a possible discount associated with REO or a distressed seller) and above average condition effect (which attempts to capture properties determined to be in above average condition in the market)) influence the sales price of a property despite additional factors that could actually impact the pricing of a particular property. This assumption limits the reliability of the AVM when valuing a single property because it may not capture the unique character of that particular property. The Company does not believe this assumption materially impedes calculating the value of a larger group of properties. The AVM also relies on the accuracy of the data regarding the Company’s homes and properties used in sales comparisons, which is provided by an independent third party. The potential for inaccurate data limits the reliability of the AVM when valuing a single property where a data error has a more pronounced effect, but the Company does not believe it materially impacts reliability when calculating the value of a larger portfolio of properties.

The Company employs multiple validation measures to assess the reasonableness of the AVM calculations, including comparisons to published home price indices and broker price opinions obtained for Company properties. Additionally, the Company uses the AVM to calculate the value of a random sample of properties purchased in its markets by third parties and then compares this result to the actual sales price for such properties. The Company believes these validation measures provide a reasonable basis for determining the AVM is a fair assessment of the value of the Company’s portfolio.

Estimated Net Asset Value or NAV

Estimated NAV is intended to be an estimate of the value of all of the Company’s assets net of its liabilities. To calculate Estimated NAV, the Company starts with its historical book value, subtracts its historical net investments in real estate and adds its Estimated Portfolio Value.

Estimated NAV is a non-GAAP financial measure. Silver Bay provides the Estimated NAV and believes such metric is useful as an additional tool for investors seeking to value the Company. This metric should be considered along with other available information in valuing and assessing Silver Bay, including the Company’s GAAP financial measures or other cash flow or yield metrics and should not be viewed as a substitute for book value, net investments in real estate, equity, net income (loss) or cash flows from operations prepared in accordance with GAAP, or as a measure of the Company’s profitability or liquidity.

The following is a reconciliation of the Company’s book value to Estimated NAV:

(amounts in thousands except share data)	September 30, 2015		September 30, 2014
	Amount	Per Share(1)	Amount	Per Share(2)
Book value(3)	$567,066	$14.80	$622,317	$15.57
Less: Investments in real estate, net	(1,146,029)	(29.92)	(842,140)	(21.07)
Add: Estimated Portfolio Value	1,416,474	36.99	1,017,801	25.47
Estimated Net Asset Value	$837,511	$21.87	$797,978	$19.97

(1)    Per share amounts are based upon common shares outstanding of 36,071,059 plus 2,231,511 common units for a total of 38,302,570 fully diluted shares outstanding as of September 30, 2015.
(2)    Per share amounts are based upon common shares outstanding of 37,729,082 plus 2,231,511 common units for a total of 39,960,593 fully diluted shares outstanding as of September 30, 2014.
(3)    Book value as defined by GAAP represents total assets less total liabilities and less preferred stock in mezzanine or total equity.

Estimated Portfolio Value

Estimated Portfolio Value refers to the estimated fair market value of the Company’s properties, excluding properties held for sale. The Estimated Portfolio Value reflects the aggregated values of Silver Bay’s properties as calculated by the AVM less the Estimated Renovation Reserve. For purposes of calculating Estimated Portfolio Value, Silver Bay does not deduct the estimated costs of selling the properties in its portfolio, including commissions and costs, ascribes no value to existing leases or to the portfolio as a whole (as compared to the sum of the values of the individual properties) and does not consider cash flow or other yield metrics.

Estimated Portfolio Value is a non-GAAP financial measure. Silver Bay believes Estimated Portfolio Value is useful as an additional tool for investors seeking to value the Company. This metric should be considered along with other available information in valuing and assessing Silver Bay, including the Company’s GAAP financial measures or other cash flow or yield metrics and should not be viewed as a substitute for book value, net investments in real estate, equity, net income (loss) or cash flows from operations prepared in accordance with GAAP, or as a measure of the Company’s profitability or liquidity. The difference between the Company’s Estimated Portfolio Value and net investments in real estate as of September 30, 2015 and 2014 is attributable to multiple factors, including aggregate home price appreciation in the Company’s markets, its purchasing at discounts to market prices, value created by its renovations in excess of the cost of the renovations, and the exclusion of accumulated depreciation in the calculation of Estimated Portfolio Value.

The following is a reconciliation of the Company’s investments in real estate to Estimated Portfolio Value:

(amounts in thousands except share data)	September 30, 2015		September 30, 2014
	Amount	Per Share(1)	Amount	Per Share(2)
Investments in real estate, gross	$1,211,563	$31.63	$878,793	21.99
Accumulated depreciation	(65,534)	(1.71)	(36,653)	(0.92)
Investments in real estate, net	1,146,029	29.92	842,140	21.07
Add: Increase in estimated fair market value of investments in real estate(3)	284,198	7.42	181,506	4.54
Less: Estimated Renovation Reserve	(13,753)	(0.35)	(5,845)	(0.14)
Estimated Portfolio Value	$1,416,474	$36.99	$1,017,801	25.47

(1)	Per share amounts are based upon common shares outstanding of 36,071,059 plus 2,231,511 common units for a total of 38,302,570 fully diluted shares outstanding as of September 30, 2015.

(2)	Per share amounts are based upon common shares outstanding of 37,729,082 plus 2,231,511 common units for a total of 39,960,593 fully diluted shares outstanding as of September 30, 2014.

(3)
Difference between AVM derived value of the Company's portfolio of properties of $1.4 billion and $1.0 billion as of September 30, 2015 and 2014, respectively, which assumes all properties are fully renovated, and net investments in real estate.

Estimated Renovation Reserve

Estimated Renovation Reserve is the estimated renovation cost for properties in the portfolio for which an initial renovation has not been completed by the Company, including properties acquired with an in-place lease. Silver Bay prepares an Estimated Renovation Reserve to account for the AVM assumption that all Silver Bay properties have been fully renovated to above average condition. To calculate the Estimated Renovation Reserve, the Company identifies each property that is either (1) not stabilized and for which an initial renovation has not yet been completed or (2) was acquired with an in-place lease and has not yet undergone an initial renovation performed by the Company (including the recently acquired properties from The American Home Real Estate Investment Trust). The Company then estimates the remaining renovation expenditures for these properties using historical renovation averages to determine the reserve for properties acquired with an in-place lease and renovation bids, or, if a bid is not yet known, historical averages, for non-stabilized properties, in each case adjusted for the amount of actual renovation expenditures incurred to date. After completing an initial renovation, the Company does not make additional adjustments to reflect changes to the condition of a property. If the Company does not accurately estimate renovation costs, the Estimated Renovation Reserve may differ materially from the costs actually incurred in renovating its properties, which would have a corresponding impact on the Estimated Portfolio Value and Estimated NAV.